Main Street Capital Corporation

July 31, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  James E. O’Connor, Esq.

Re:          Main Street Capital Corporation

Registration Statement on Form N-2 (File No. 333-183555)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation (the “Company”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on July 31, 2013 at 4:30 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-captioned Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions or comments regarding the foregoing, please feel free to contact me at (713) 350-6043.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary

July 31, 2013

Ms. Christina L. DiAngelo

Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mr. James E. O’Connor, Esq.

Attorney/Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:                          Main Street Capital Corporation — Annual Report on Form 10-K for the
Year Ended December 31, 2012 (the “Annual Report”)

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us regarding the Annual Report.  The Staff’s comments are set forth below and are followed by the Company’s responses.

Audit Opinion:

1.              (page 72) The audit opinion contains the language “Our procedures included verification by confirmation of securities as of December 31, 2012 and 2011, or by other appropriate auditing procedures where replies were not received.”  The audit opinion should state from whom the confirmations were received.  Refer to the following IM Issue of Interest on the SEC website:

Business Development Companies — Auditor Verification of Securities Owned

Under section 30(g) of the Investment Company Act and the Commission’s Accounting Series Release No. 118 (Dec. 23, 1970), the certificate of independent public accountants (“auditor”) contained in the financial statements of investment companies registered under the Investment Company Act must include a statement “that such independen public accountants have verified securities owned, either by actual examination, or by receipt of a certificate from the custodian.”  Although section 59 of the Investment Company Act does not make section 30(g) applicable to business development companies (“BDCs”), a BDC’s auditor plays an important role under the Investment Company Act in preventing a BDC’s assets from being lost, misused or misappropriated. Therefore, the staff believes that it is a best practice for a BDC to have its auditor verify all of the securities owned by the BDC, either by actual examination or by receipt of a certificate from the custodian, and affirmatively state in the audit opinion whether the auditor has confirmed the existence of all such securities. [March 12, 2012] http://www.sec.gov/divisions/investment/issues-of-interest.shtml#auditorverification

Response:  We have discussed this comment with Grant Thornton LLP, our external auditors (“Grant”). We note that the procedures performed by Grant as of December 31, 2012 and 2011 included confirmation from our custodians and portfolio companies, along with other appropriate auditing procedures that were necessary, such as verifying source documentation, to obtain verification of the securities owned by the Company. Grant has indicated that for their audit opinion in the 2013 10-K that they would continue to include language indicating their verification procedures and will add language to the opinion to indicate to whom the confirmations were addressed, specifically including reference to the custodians.  As all outstanding balances will be confirmed as of December 31, 2013, which may create the need for additional parties to be confirmed, the actual language cannot be finalized until completion of Grant’s audit, but, for your benefit, an example is provided below based on the 2012 outstanding balances.

“Our procedures included verification by confirmation of securities as of December 31, 2013 and 2012, by correspondence with the portfolio companies and custodians, or by other appropriate auditing procedures where replies where not received.”

Consolidated Balance Sheets:

2.              What is the composition of “Cash and Cash Equivalents” at 12/31/12 ($63,517,000)?  If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments.  Additionally, confirm that any acquired fund fees and expenses (“AFFE”) related to these investments is included in the fee table.

Response:  “Cash and cash equivalents” on the consolidated balance sheet only includes cash.  The Company confirms that such line item does not include investments in any money market mutual funds or other investment companies.  However, to the extent the Company has investments in any money market mutual funds or other investment companies in the future, such investments will be included separately in the Company’s schedule of investments to the extent required by Regulation S-X Rule 12-12.

3.              Are there any payables to the Board of Directors at year-end?  If so, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12(b)(1).

Response:  The Company confirms that there are no payables to any member of its Board of Directors as of December 31, 2012.

4.              Explain why there is a line item entitled “Commitments and Contingencies” with no numbers on the Consolidated Balance Sheets.

Response:  The Company believes that this line item is commonly used on balance sheets both in the BDC industry and for publicly-traded companies in general, and, as an example, specifically references Ares Capital Corporation and Gladstone Capital Corporation, which both incorporate this line item.  We believe that this line item provides the financial statement reader with an indication that information regarding certain commitments and contingencies that do not qualify for inclusion in the Company’s balance sheets under Generally Accepted Accounting Procedures (“GAAP”) are included as is required under GAAP as footnote disclosure to provide more information regarding the Company’s potential future commitments and/or contingencies.  The Company will add a reference to the specific note describing the Company’s commitments and contingencies to make this more clear to readers beginning with its financial statements for the quarter ended June 30, 2013.

Consolidated Statement of Operations:

5.              General and administrative expenses represent 7.47% of total expenses.  Is there any individual expense representing more than 5% of total expenses?  If so, these expenses should be disclosed separately in accordance with Regulation S-X, Article 6-07(2)(b).  Consider including detail of general and administrative expenses in the notes to financial statements.

Response:  The Company verifies for each consolidated statement of operations that it has broken out all expense items that are greater than 5% of total expenses and that there are no additional expenses that require breakout in these consolidated statements of operations. However, to the extent the Company has any such expense items greater than 5% of total expenses in the future, they will be separately reported within the Company’s consolidated statement of operations in compliance with Rule 6-07(2)(b) of Regulation S-X.  Due to lack of significance of the individual general and administrative expense items, the Company does not believe that providing a detail of the individual expenses included within general and administrative expenses provides significant value to its investors.

6.              Regarding the “Income tax provision” of $10,820 disclosed in the “Net Change in Unrealized Appreciation/(Depreciation),” this disclosure does not appear to meet the disclosure requirements of Regulation S-X.  The Notes to Financial Statements (page 137) disclose the separate components of this amount of “Current tax expense (benefit),”

“Deferred tax expense (benefit)” and “Excise Tax.”  Regulation S-X, Article 6-07 requires the following to be disclosed on the face of the Statement of Operations:

6-07.5:  Income tax expense- (disclosure before the net investment income line item)

6-07.7(e):   State separately any (1) federal income taxes and (2) other income taxes applicable to realized and unrealized gain (loss) on investments, distinguishing taxes payable currently from deferred income taxes.

Refer to the following example:
http://www.sec.gov/Archives/edgar/data/1502711/000110465913008412/a12-29955_2ncsr.htm

Response:  The Company has determined that the amount of excise tax applicable to items above net investment income is not material and, thus, believes that putting all income taxes below the net investment income line item is appropriate.  Beginning with its financial statements for the quarter ended June 30, 2013, the Company will separate the components of taxes below the net investment income line item in the manner requested.  In addition, at any time that the amount of excise tax applicable to items above net investment income is determined to be material, the Company will include applicable taxes above the net investment income line item.

Consolidated Statements of Cash Flows:

7.              Please move the information included in “Note N- Supplemental Cash Flow Disclosures” to the Consolidated Statements of Cash Flows.

Response:  The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended June 30, 2013.

Consolidated Schedule of Investments:

8.              We note that a significant amount of the debt investments are valued at cost or par.  For example, 84% of the debt “Control Investments” are valued at cost or par and 100% of the “Affiliate Investments” are valued at cost or par.  Total investments valued at cost/par equal 27% of total assets.  Please explain the appropriateness of the valuations for these investments.

Response:  The Company accounts for its investment portfolio at fair value, as determined on a quarterly basis in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) as discussed in further detail in the notes to the Company’s financial statements.  The Company believes that its debt investments valued at par or cost are marked appropriately, in accordance with ASC 820, at the price that such investments would be sold in the principal market to independent buyers and sellers that are independent, knowledgeable and willing and able to transact, which may be a hypothetical market.

Certain of the debt investments valued at cost or par are Middle Market portfolio investments.  The valuations for these debt investments represent market quoted prices, which the Company believes reflect exit prices consistent with GAAP.

Other debt investments valued at cost or par are Lower Middle Market debt investments.  These debt investments do not have an established trading market and therefore have limited marketability and do not have market quoted prices.   Due to the lack of an active trading market, the Lower Middle Market debt investments are valued using a yield to maturity analysis (which is a discounted cash flow analysis, as disclosed in the summary of the significant unobservable inputs table in Note C to the Company’s financial statements) to derive an exit price that would be paid by a hypothetical market participant. As part of such analysis, the Company considers the credit quality of its investments and adjusts their value accordingly.  In addition, Lower Middle Market debt investments are generally issued at fixed interest rates generally between 12% and 14% per annum.  These interest rates have been consistent in our experience in investing in this market for twelve plus years with very little if any sensitivity to broader interest rate fluctuations.  As such, the Company does not believe it could sell these investments in a real or hypothetical market above par value.  Therefore, to date, the Company has limited the valuation for Lower Middle Market debt investments to a maximum amount equal to the par or principal amount of the debt investment.   If the interest rates for the Lower Middle Market debt market as a whole were to change significantly, the Company’s yield to maturity analysis could either result in a change in the valuations of its current investments above par or change in valuations to lower valuations for reasons other than company-specific performance.

The Company has generally made these Lower Middle Market debt investments with the intention to hold them until maturity, and the Company has historically held such investments to maturity, unless earlier prepaid by the portfolio company. The yield to maturity analysis results for portfolio companies that are performing at or above the Company’s original expectations will eventually equal the par value due either to amortization of the difference between cost and par value (deferred fees and/or original issue discount) over the term of the debt investment and/or increases in the fair value of these debt investments if the applicable portfolio company’s credit profile improves.

9.              We have specific valuation questions about the following investments:

i.                 On Asset Intelligence, Inc. — Please explain why the debt investment continues to be valued at principal when the maturity date of the debt appears to have been extended from 10/18/2012 to 4/18/2013.  Has this debt been paid off?  If so, for how much?  Additionally, why did the cost increase?

12/31/11 disclosure (top) vs. 12/31/12 disclosure (bottom):

			Principal	Cost	Fair Value
OnAsset Intelligence, Inc.	Transportation Monitoring / Tracking Services	12% Secured Debt (Maturity — October 18, 2012)	1,500	916	916
		Preferred Stock (7% cumulative) (Fully diluted 5.75%)(8)		1,577	1,577
		Warrants (Fully diluted 4.0%)		830	830
OnAsset Intelligence, Inc.	Transportation Monitoring / Tracking Services	12% Secured Debt (Maturity — April 18, 2013)	1,500	1,500	1,500
		Preferred Stock (7% cumulative) (Fully diluted 5.8%)(8)		1,692	2,440
		Warrants (Fully diluted 4.0%)		758	758

Response:  OnAsset was valued at cost as the portfolio company’s operating performance and credit profile (and therefore the value of the debt investment) had not changed significantly (positively or negatively) since the closing date of the current investment and, as result, the yield to maturity analysis  did not support a change in the fair value from the current cost basis.

The cost basis increased between December 31, 2011 and December 31, 2012 as a result of the amortization of the original issue discount and deferred fees associated with the debt investment over the term of the original debt investment.  The original issue discount and the deferred fees associated with the original debt investment amortized from the original closing date through October 2012 (the original maturity date) and there were no new fees collected in conjunction with the first extension. Therefore, cost was equal to principal at 12/31/12.  Subsequent to 12/31/12, the debt has been extended to mature on 6/30/14.  The Company continues to evaluate the performance of the Company and will appropriately reflect any future change in fair value as necessary.

ii.             Regarding Kadmon Pharmaceuticals, LLC, has this debt been paid off?  If so, for how much?

12/31/11 disclosure (top) vs. 12/31/12 disclosure (bottom):

			Principal	Cost	Fair Value
Kadmon Pharmaceuticals, LLC(10)	Biopharmaceutical Products and Services	LIBOR Plus 13.00%, Current Coupon 15.00%, Secured Debt (Maturity — October 31, 2012)(9)	6,000	5,899	6,255
Kadmon Pharmaceuticals, LLC(10)	Biopharmaceutical Products and Services	LIBOR Plus 13.00% / 12.00% PIK, Current Coupon with PIK 27.00%, Secured Debt (Maturity — April 30, 2013)(9)	6,056	6,056	6,056

Response:  In June 2013, Kadmon repaid the full balance of the note of $6,000,000 plus an additional amount accrued to principal of approximately $447,000.

10.       Disclose the shares or units held of non-debt investments. For example, no number of units is disclosed for common stock, warrants, preferred stock, or member units.  Note that these investments disclose the fully diluted percentage.  Refer to Regulation S-X, Article 12-12.

Response:  The Company’s equity investments in portfolio companies are in the form of warrants, preferred stock, and common stock or member units and substantially all such equity investments are currently in privately held companies. We believe that presenting the number of shares or units for equity investments in privately held portfolio companies provides no benefit to a reader of the Company’s financial statements since the reader would not be able to determine the Company’s ownership from the shares or units attributable to the Company, and the disclosure of the number of shares or units has no other benefit to the reader of the financial statements. The Company therefore presents the fully diluted ownership for each such investment since the Company believes that the intent of Rule 12-12 is to provide a reader with the relative level of ownership held by the Company in each portfolio company. The Company will continue to present ownership based on a fully diluted ownership percentage since the Company believes that information is much more beneficial to a reader than presenting the number of shares or units attributable to the Company’s ownership.

11.       Footnote (2) to the Schedule of Investments states that debt investments are “generally income producing.”  Are any debt securities non-income producing?  If so, they should be identified as such.  Refer to Regulation S-X, Article 12-12, footnote 5.  Are there any defaulted securities?  If so, these securities should also be identified.

Response:  As disclosed in Note B.5., as of December 31, 2012, the Company currently has one fully impaired investment, which comprised 0.2% of the total portfolio investments at cost, excluding the investment in the affiliated Investment Manager, that was not an income-generating investment.  There are no other debt investments that are not income-generating as of December 31, 2012.  The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended June 30, 2013 by using an appropriate footnote in its Schedule of Investments on each issue of securities which is non-income producing.

12.       Please explain footnote (11) “Other Portfolio Investment”.  What does this mean?  This footnote is on the following securities:

•                  Ivy Hill Middle Market Credit Fund III, Ltd.

•                  EnCap Energy Fund Investments

•                  Congruent Credit Opportunities Fund II, LP

Response:  Please refer to Note C — Fair Value Hierarchy for Investments and Debentures — Portfolio Investment Composition for the definition of the Other Portfolio.  Beginning with its financial statements ended June 30, 2013, the Company will add an additional reference to this note in the footnotes to its Schedule of Investments.

13.       Has the Company performed an analysis as to whether the disclosure requirements of Rules  3-09 or 4-08(g) of Regulation S-X should be applied?

The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs.  Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant.  Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

Subsidiary is defined by 1-02(x) of Regulation S-X as”… an affiliate controlled by such person directly or indirectly through one or more intermediaries”.  An affiliate is defined by 6-02(a) of Regulation S-X as “defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated.  The term “control” has the meaning (given) in section 2(a)(9) of the Act”.  Section 2(a)(9) of the Investment Company Act of 1940 defines control as having “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”.

Response:  The Company has undertaken the requested analysis and confirms that no additional financial disclosure relating to its investment portfolio is required to be included in its Annual Report as a result thereof.   The Company confirms that it will continue to perform the analysis required by Rules  3-09 or 4-08(g) of Regulation S-X on a quarterly basis and will include any additional financial disclosure in accordance therewith as required.

Financial Highlights:

14.       Include a line item for “Total Distributions”.  Refer to Form N-2, Item 4.1.d.

Response: The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended June 30, 2013.

Notes to Consolidated Financial Statements:

15.       Note 1 references the “taxable subsidiaries.”  Disclose the names of these taxable subsidiaries, as these are related parties.

Response:  The Company does not believe that separately identifying each individual taxable subsidiary is necessary as (a) the Company believes such disclosure would create confusion for the reader, (b) all of such taxable subsidiaries are directly or indirectly wholly owned and their accounts are included in the Company’s consolidated financial statements and (c) each of the taxable subsidiaries is individually insignificant.

16.       Regarding Note 6, please disclose the terms of the SBIC debenture commitment fees and SBIC debenture leverage fees.  Refer to Regulation S-X, Article 6-04-13(b) and 5-02.19(b).

Response:  The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended June 30, 2013 by showing the range of the combined commitment and leverage fees for its SBIC debentures.  Currently, that range would be 3.4% - 3.5%.

17.       Regarding Note 5, please identify the investment on “non-accrual status” and “fully impaired” in the Schedule of Investments.

Response:  The Company confirms that it will comply with this comment in the future beginning with its financial statements for the quarter ended June 30, 2013.

18.       Regarding Note C (page 120), we have the following questions about the fair value disclosures:

a.              Please explain the statement: “The following table is not intended to be all-inclusive, but, rather, provides a summary of the significant unobservable inputs used to fair value Main Street’s Level 3 portfolio investments at December 31, 2012 and 2011”.  All significant unobservable inputs should be included in the ASC 820 table. Refer to the December 12, 2012 AICPA Expert Panel meeting minutes:

There appears to be diversity in practice regarding the extent of unobservable inputs included in quantitative disclosures. The SEC staff noted an example of two funds within different fund complexes where a discounted cash flow model was indicated as a valuation technique. One fund disclosed only the discount rate as an unobservable input while the other fund included unobservable inputs such as growth rate, recovery rate, etc. along with the discounted cash flow rate. The SEC staff noted that all significant unobservable inputs used in the calculation of fair value should be included.

Response:  The Company confirms that all significant unobservable inputs are included in the ASC 820 table.  The Company will modify the language in question to clarify this  in the future beginning with its financial statements for the quarter ended June 30, 2013.

b.              Please bifurcate the fair value by valuation technique.  This matter was also discussed during the AICPA expert panel meeting:

During the November conference call, the SEC staff referred to the SEC’s CorpFin staff remarks at the recent AICPA National Conference on Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at http://sec.gov/news/speech/2012/spch091212sc.pdf.

Response:  The Company generally uses an average of the discounted cash flow and market comparable/enterprise approaches for each individual equity investment, thus no bifurcation is necessary within the equity investments.  In limited circumstances, where either the discounted cash flow or the market comparable/enterprise approach is not applicable, such as for a startup company where the market comparable/enterprise approach is not useful, the Company uses only the other valuation approach.  In order to ensure that the valuation technique is more clearly identified, beginning with its financial statements for the quarter ended June 30, 2013, the Company will revise the introductory paragraph to its summary of significant observable inputs to read “The significant unobservable inputs used in the fair value measurement of the Company’s LMM equity securities, which are generally valued through an average of the discounted cash flow technique and the market comparable/enterprise value technique (unless one of these approaches is not applicable), are (i) EBITDA multiples and (ii) the weighted average cost of capital (“WACC”)” (emphasis added).  For its debt investments, a similar technique is used for all investments.

c.               Please explain footnote (2), specifically why the range excludes outliers that are greater than one standard deviation from the mean.

Response:  The Company believes that using a range that excludes outliers is more informative to the reader as individual outliers would otherwise skew the range and provide misleading information to the reader of the financial statements since the outliers are not indicative of the full portfolio of investments.  However, in order to ensure that the reader has all information, beginning with its financial statements for the quarter ended June 30, 2013, the Company will footnote what the range entire range is.

d.              The chart on page 120 discloses “Market comparable/Enterprise value” as a valuation technique.  Are these two separate valuation techniques?

Response:  No, “market comparable” and “enterprise valuation” are two commonly used names for the same technique.

19.       Regarding Note F, please explain why the fair value option was adopted for only a portion for the SBIC debentures.

Response:  The small business investment company (“SBIC”) debentures carried at fair value were issued by Main Street Capital II, LP (“MSC II”), the SBIC fund in which the Company acquired an approximately 88% ownership in January 2010 (the “Exchange Offer”). The Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”) for the SBIC debentures (the “Acquired Debentures”) acquired by the Company in connection with the Exchange Offer. The fair value option was elected for the Acquired Debentures as part of the acquisition accounting related to the Exchange Offer. In order to provide for a more consistent basis of presentation, the Company has elected the fair value option for individual SBIC debentures issued by MSC II subsequent to the Exchange Offer through the current period. As of December 31, 2012, the recorded value of the SBIC debentures was $211.5 million, which consisted of (i) $86.5 million recorded at fair value, or $13.5 million less than the $100.0 million face value of these MSC II SBIC debentures, and (ii) $125 million reported at face value and issued by Main Street Mezzanine Fund, LP (“MSMF”), which SBIC was owned by the Company prior to the Exchange Offer and for which ASC 825 was not elected. See Note B.13 to the audited consolidated financial statements as of December 31, 2012 for additional discussion.  Since the Company cannot re-elect the fair value option for the previously elected debentures due to the “one-time” election rule, existing SBIC debentures under MSMF were not fair valued as part of the Exchange Offer.  In addition, the Company cannot change its election to account for the Acquired Debentures under ASC 825-10-25.

20.       Regarding Note G, please disclose the counterparties to the credit facility.

Response:  The Company believes that disclosing the counterparties to the Company’s credit agreement would be cumbersome and not informative to the financial statement user.  In Note F, the Company currently discloses that the commitments are from a “diversified group of nine lenders”.  This informs a reader that the Company has minimized its risk by using more than a limited number of lenders.  In addition, the full credit agreement and its amendments and supplements (which include the names of each counterparty) have been publicly filed by the Company as referenced in exhibit lists to the Company’s periodic reports and registration statements.

21.       Regarding Note I, please disclose the dollar amount of capital loss carryforwards by year of expiration.  Disclose any capital loss carryforwards used during the year.

Response:  The Company confirms that it will comply with this comment in the future beginning with its annual financial statements for the year ending December 31, 2013.  As of the year ended December 31, 2012 the Company did not have a capital loss carryforward.  As required by ASC 740-10-50-3, the Company will disclose capital loss carryforwards that arise or exist in future periods, along with the year(s) of expiration if not utilized.  The Company will also disclose any expected utilization of capital loss carryover within the year that is significant.

Schedule of Investments in and Advances to Affiliates:

22.       Please explain why the total “amount of interest or dividends credited to income” for both control investments and affiliate investments do not agree to the disclosures in the Statement of Operations.

Response: The amounts were different due to an inadvertent exclusion of certain immaterial investments that were not investments in the previous years from the schedule.  The Company will ensure that all such investments are included and confirms that these amounts should agree in future periods.

*     *     *

Pursuant to the Staff’s request, in connection with the Staff’s review of the Annual Report, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•                  should the SEC or the Staff clear comments on the Annual Report, it does not foreclose the SEC from taking any action with respect to the Annual Report;

•                  the action of the SEC or the Staff in advising the Company that it has cleared comments on the Annual Report does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Annual Report; and

•                  the Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Jason B. Beauvais, the Company’s General Counsel, at (713) 350-6043.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

July 31, 2013

Mr. James E. O’Connor, Esq.

Attorney/Advisor

United States Securities and Exchange Commission

Washington, DC  20549

RE:                          Main Street Capital Corporation — Post-Effective Am. No. 3 to Registration
Statement on Form N-2 (File No. 333-183555) (the “Registration Statement”)

Dear Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us regarding the Registration Statement.  The Staff’s comments are set forth below and are followed by the Company’s responses.

1.              Please represent that the Company will only make an offering of units by means of a post-effective amendment to the current registration statement that requires acceleration by the Staff.

Response:  The Company represents that it will only make an offering of units by means of a post-effective amendment to the current registration statement that requires acceleration by the Staff.

2.              Please remove the term “senior” when referencing the Company’s 6.125% notes due 2023 (the “Notes”) and similar debt securities issued in the future.

Response:  The Company has revised the disclosure accordingly and agrees to comply with the Staff’s comment so long as (a) the Company has no outstanding debt securities subordinate to the Notes or other similar debt securities and (b) in the interest of the Company’s competitive position in raising capital, this comment is universally applied by all business development companies that issue debt securities similar to the Notes.

3.              Please clarify or remove the term “similar sources” in the following disclosure: “The source income requirement will be satisfied if we obtain at least 90% of our income for each year from distributions, interest, gains from the sale of stock or securities or similar sources.”

Response: The Company has revised the disclosure accordingly.

4.              Please clarify that the Company is not currently subject to the Maryland Control Share Act.

Response: The Company has revised the disclosure accordingly.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Jason B. Beauvais, the Company’s General Counsel, at (713) 350-6043.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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